GOLDEN DRAGON HOLDING CO.
                       2460 WEST 26TH AVENUE, SUITE 380-C
                             DENVER, COLORADO 80211

United States Securities and Exchange Commission
Division of Corporate Finance
FAO.Mr. Steve Lo
Staff Accountant
100 F Street, NE
Washington
D.C., 20549                                                    January 29, 2014

Dear Mr. Lo

GOLDEN DRAGON HOLDING CO.
FORM 8-K
FILED JANUARY 27, 2014
FILE NO. 000-27055

We refer to you correspondence of January 29, 2013 and would respond as follows:

1. We have filed a Form 8-K / A disclosing the additional information you have requested.

2. We have obtained and filed an updated Exhibit 16 letter from our former accountants stating whether the accountant agrees with the statement made in the Form 8-K / A.

We confirm:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

If you have any further questions, please do not hesitate to contact me.

Yours sincerely
For and on behalf of
Golden Dragon Holding Co.


/s/ David J Cutler
David J Cutler
Chief Executive Officer